UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Crystal River Capital, Inc.
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

229393301
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229393301	SCHEDULE 13G	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒ -- Joint filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,090,751
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,090,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,090,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

CUSIP No. 229393301	SCHEDULE 13G	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒ -- Joint filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	2,090,751
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	2,090,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,090,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		8.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO, HC

CUSIP No. 229393301	SCHEDULE 13G	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Norma Investments Sp ZO.O
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒ -- Joint filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	1,000,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	1,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 229393301	SCHEDULE 13G	Page 5 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Imagine Insurance Company Limited 20191427
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒ -- Joint filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	800,000
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		3.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

CUSIP No. 229393301	SCHEDULE 13G	Page 6 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Crystal River Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒ -- Joint filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	290,751
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	290,751
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		290,751
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		1.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Item 1(a).	Name of Issuer

Crystal River Capital, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

Three World Financial Center, 200 Vesey Street, 10th Floor New York, NY 10281-1010

Item 2.
(a) - (c) Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This statement is being filed by:

Brookfield Asset Management Inc., an Ontario, Canada corporation ("BAM"); Partners Limited, an Ontario, Canada corporation ("Partners"); Norma Investments Sp ZO.O, a Polish corporation ("Norma"); Imagine Insurance Company Limited, a Bermuda corporation ("Imagine"); and Crystal River Capital Advisors, LLC, a Delaware limited liability company ("Advisors").

The agreement among each of BAM, Partners, Norma, Imagine and Advisors that this Schedule 13G be filed on behalf of each of them is attached hereto as Exhibit 1.

Partners owns all of BAM's Class B Limited Voting Shares and approximately 10% of BAM's Class A Limited Voting Shares directly or indirectly on a fully diluted basis. Norma is an indirect wholly-owned subsidiary of BAM, and Advisors is an indirect wholly-owned subsidiary of BAM. Imagine is a direct or indirect majority-owned subsidiary of BAM. BAM and Partners’ principal business is located at Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3. Imagine's principal business offices are located at Cedar Court, 2nd Floor, Wildey Business Park, St. Michael, BB14006, Barbados. Advisors' principal business offices are located at Three World Financial Center, 200 Vesey Street, 10th Floor New York, NY 10281-1010. Norma’s principal business offices are c/o Alwyn Jacobus De Lange, 56C A1 Jerozolimskie, Warsaw 00 803 Poland.

(d) - (e) Title of Class of Securities; CUSIP Number. This statement relates to the Common Stock of the Issuer, $.001 value per share. The CUSIP No. for such shares is 229393301.

Item 3.	Not applicable

Item 4.	Ownership

(a) - (c). The response of BAM, Partners, Norma, Imagine and Advisors to Items 5, 6, 7, 8, 9 and 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference.

Page 7 of 11 pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Catherine Johnston
Name:	Catherine Johnston
Title:	Corporate Secretary

PARTNERS LIMITED

By:	/s/ Loretta M. Corso
Name:	Loretta M. Corso
Title:	Secretary

NORMA INVESTMENTS SP ZO.O.

By:	/s/ Danesh Varma
Name:	Danesh Varma
Title:	Director

IMAGINE INSURANCE COMPANY LIMITED

By:	/s/ George Gleadall
Name:	George Gleadall
Title:	Director

By:	/s/ Gregory N. McConnie
Name:	Gregory N. McConnie
Title:	Director

CRYSTAL RIVER CAPITAL ADVISORS, LLC

By:	/s/ Jonathan C. Tyras
Name:	Jonathan C. Tyras
Title:	Vice President and Secretary

Page 9 of 11 pages

EXHIBIT INDEX

Exhibit No.
1	Joint Filing Agreement, dated February 16, 2010, among BAM, Partners, Norma, Imagine and Advisors.

Page 10 of 11 pages

EXHIBIT 1

JOINT FILING AGREEMENT

We, the signatories of the Statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Dated: February 16, 2010

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Catherine Johnston
Name:	Catherine Johnston
Title:	Corporate Secretary

PARTNERS LIMITED

By:	/s/ Loretta M. Corso
Name:	Loretta M. Corso
Title:	Secretary

NORMA INVESTMENTS SP ZO.O.

By:	/s/ Danesh Varma
Name:	Danesh Varma
Title:	Director

IMAGINE INSURANCE COMPANY LIMITED

By:	/s/ George Gleadall
Name:	George Gleadall
Title:	Director

By:	/s/ Gregory N. McConnie
Name:	Gregory N. McConnie
Title:	Director

CRYSTAL RIVER CAPITAL ADVISORS, LLC

By:	/s/ Jonathan C. Tyras
Name:	Jonathan C. Tyras
Title:	Vice President and Secretary